

May 15, 2008

Mr. Qin Long
Chief Executive Officer, Rub A Dub Soap, Inc.
No. 177, Chenyang Section
308 National Highway
Danshan Industrial Area
Qindao, China 266109

Re: **Rub A Dub Soap, Inc.**
                Form 8-K filed November 14, 2007
                File No. 0-52142

Dear Mr. Long:

We have reviewed your response to our letter dated March 17, 2008 and have the following comment. We ask that you respond by May 29, 2008.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed November 14, 2007

Financial Statements
General

1. We note your response to our prior comment one from our letter dated March 17, 2008 and your related disclosures on page 17 of your Form 10-Q for the period ended March 31, 2008 that the acquired subsidiaries operate under common control because they all have the same key management members. Please confirm for us, if true, that the voting ownership meets the criteria for common control in all financial periods presented prior to the August 2007 acquisitions. Reference paragraph 3 of EITF 02-5.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Tricia Armelin, Staff Accountant, at (202) 551-3747 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief